

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

Via E-mail
Christopher J. Bellavia
Senior Vice President, General Counsel and Corporate Secretary
Fisher Communications, Inc.
140 Fourth Avenue North, Suite 500
Seattle, WA 98109

> **Re:** **Fisher Communications, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2013**
> **File No. 000-22439**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1. Please revise this section to provide a summary of the "Reasons for the Merger" as provided in your proxy materials beginning on page 38.

Background of the Merger, page 31

2. Please revise your disclosure on page 32 to clarify the relationship between your largest shareholder's proposed leveraged recapitalization as an alternative to a sale transaction and your largest shareholder's intention to nominate two persons for election as directors of your board at your 2013 Annual Meeting. For example, if known, clarify whether the shareholder's decision to nominate two directors at the 2013 Annual Meeting was related to the Fisher board's determination not to proceed with a leveraged recapitalization.

Further, identify the shareholder referenced on page 32 and provide a time frame for when your board decided against the leveraged recapitalization on the terms proposed by the shareholder.

Opinion of Fisher's Financial Advisor, page 43

3. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Selected Public Companies Analysis, and (iii) the total transaction value of each of the transactions used in the Selected Transactions analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director